Exhibit 12

J.B. POINDEXTER AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Year ended December 31,
	2001		2002		2003		2004		2005
Earnings
Pre-tax income from continuing operations before minority interest	5.9		(6.7)		12.0		14.5		7.7
Add: Fixed charges (see below)	16.8		15.5		15.3		17.0		21.1
Add: Amortization of capitalized interest	—		—		—		—		—
Less: capitalized interest	—		—		—		—
	22.7		8.8		27.3		31.5		28.8
Fixed charges
Interest, either expensed or capitalized, and amortized capitalized expenses related to indebtedness	13.0		12.5		12.4		14.4		18.5
An estimate of the interest within lease expense	3.8		3.0		2.9		2.6		2.6
	16.8		15.5		15.3		17.0		21.1

Ratio of Earnings to Fixed Charges (A/B)	1.4	x	—	(1)	1.8	x	1.9	x	1.4	x

(1)          Earnings were insufficient to cover fixed charges by $6.9 million for the year ended December 31, 2002.